UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
(Check One):

[ ]  Form 10-K  [ ]  Form 20-F   [ ] Form 11-K
[X]  Form 10-Q  [ ]  Form N-SAR

For Period Ended:  September 30, 2001
                   ------------------
[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR

For the Transition Period Ended:
 ................................................................................
Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.
 ................................................................................
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
 ................................................................................
Part I - REGISTRANT INFORMATION
 ................................................................................
         All American Semiconductor, Inc.
         --------------------------------
         Full name of registrant

         16115 N.W. 52nd Avenue
         ----------------------
         Address of principal executive office (Street and Number)

         Miami, Florida 33014
         --------------------
         City, State and Zip Code
 ................................................................................
Part II - RULES 12b-25 (b) AND (c)
 ................................................................................
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

 ................................................................................
Part III - NARRATIVE
 ................................................................................
While the Registrant had been advised that a certain amendment to the Registrant's Loan and Security Agreement necessary to file the Registrant's Form 10-Q for the quarter ended September 30, 2001 had been approved, the
Registrant's Form 10-Q was not filed within the prescribed time frame as a result of not timely receiving the executed copy of such amendment.
 ................................................................................
Part IV - OTHER INFORMATION
 ................................................................................
         (1) Name and telephone number of person to contact in regard to this notification
Howard L. Flanders                      (305)                   626-4149
-------------------------           ------------        ------------------------
(Name)                               (Area Code)          (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                   [X] Yes        [ ]  No
         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                   [X] Yes        [ ]  No
                  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Consolidated Condensed Statements of Operations for the Quarters and Nine Months Ended September 30, 2001 and 2000 (Unaudited) and the narrative annexed hereto as Exhibit "A."

All American Semiconductor, Inc.
--------------------------------------------------------------------------------
(Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    November 15, 2001              By:     /s/ HOWARD L. FLANDERS
         --------------------------             --------------------------------
                                        Name:   Howard L. Flanders
                                                --------------------------------
                                        Title:  Executive Vice President and
                                                Chief Financial Officer
                                                --------------------------------

                                   Exhibit "A"
                                   -----------

ALL AMERICAN SEMICONDUCTOR, INC. AND SUBSIDIARIES

CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS (UNAUDITED)

                                                        Quarters                         Nine Months
PERIODS ENDED SEPTEMBER 30                        2001             2000             2001             2000
---------------------------------------------------------------------------------------------------------
NET SALES ............................   $  88,767,000    $ 151,758,000    $ 314,746,000    $ 382,463,000
Cost of sales ........................     (70,910,000)    (120,080,000)    (258,737,000)    (303,746,000)
                                         -------------    -------------    -------------    -------------
Gross profit .........................      17,857,000       31,678,000       56,009,000       78,717,000
Selling, general and
  administrative expenses ............     (16,668,000)     (21,053,000)     (57,467,000)     (57,533,000)
Impairment of goodwill ...............               -                -         (450,000)               -
                                         -------------    -------------    -------------    -------------
INCOME (LOSS) FROM
 CONTINUING OPERATIONS ...............       1,189,000       10,625,000       (1,908,000)      21,184,000
Interest expense .....................      (1,860,000)      (2,246,000)      (6,978,000)      (5,666,000)
                                         -------------    -------------    -------------    -------------
INCOME (LOSS) FROM
  CONTINUING OPERATIONS
  BEFORE INCOME TAXES ................        (671,000)       8,379,000       (8,886,000)      15,518,000
Income tax (provision) benefit .......         290,000       (3,603,000)       3,452,000       (6,675,000)
                                         -------------    -------------    -------------    -------------
INCOME (LOSS) FROM CONTINUING
  OPERATIONS BEFORE
  DISCONTINUED OPERATIONS ............        (381,000)       4,776,000       (5,434,000)       8,843,000
Discontinued operations:
Income (loss) from operations (net
  of $26,000; $(244,000) and $(43,000)
  income tax benefit (provision)) ....               -          (35,000)         323,000           57,000
Loss on disposal (net of $6,474,000
  income tax benefit) ................               -                -       (8,581,000)               -
                                         -------------    -------------    -------------    -------------
NET INCOME (LOSS) ....................   $    (381,000)   $   4,741,000    $ (13,692,000)   $   8,900,000
                                         =============    =============    =============    =============

Basic earnings per share:
Income (loss) from
  continuing operations ..............   $        (.10)   $        1.24    $       (1.41)   $        2.31
Discontinued operations ..............               -             (.01)           (2.14)             .02
                                         -------------    -------------    -------------    -------------
Net income (loss) ....................   $        (.10)   $        1.23    $       (3.55)   $        2.33
                                         =============    =============    =============    =============

Diluted earnings per share:
Income (loss) from
  continuing operations ..............   $        (.10)   $        1.11    $       (1.41)   $        2.14
Discontinued operations ..............               -             (.01)           (2.14)             .01
                                         -------------    -------------    -------------    -------------
Net income (loss) ....................   $        (.10)   $        1.10    $       (3.55)   $        2.15
                                         =============    =============    =============    =============

Results of Operations
---------------------

Net sales from continuing operations for the quarter and nine months ended September 30, 2001 were $88.8 million and $314.7 million, respectively, representing a 41.5% and 17.7% decrease over record sales from continuing operations of $151.8 million and $382.5 million for the same periods of 2000. The decreases were attributable to a broad-based industry slowdown, continued weakness in demand for electronic components as well as the general weakness in the overall economy. Management expects that the weakness in sales may continue through at least the first quarter of 2002.

Gross profit was $17.9 million for the third quarter of 2001, representing a 43.6% decrease from gross profit of $31.7 million for the same period of 2000. Without giving effect to a non-cash inventory write-off of approximately $6.0 million which occurred in the second quarter of 2001, gross profit was $62.0 million for the first nine months of 2001, representing a 21.2% decrease from gross profit of $78.7 million for the same period of 2000. The decreases were due to the declines in sales as well as decreases in gross profit margins as a percentage of net sales. The gross profit margin as a percentage of net sales was 20.1% for the third quarter of 2001 compared to 20.9% for the third quarter of 2000. For the first nine months of 2001, without giving effect to the inventory write-off in the second quarter of 2001, the gross profit margin as a percentage of net sales was 19.7% compared to 20.6% for the same period of 2000. The decreases in gross profit margins reflect a general industry slowdown, continued weakness in demand for electronic components and excess product availability. In addition, we continue to develop long-term strategic relationships with accounts that have required aggressive pricing programs and we expect a greater number of low margin, large volume transactions. Management therefore expects the downward pressure on gross profit margins to continue. After giving effect to the inventory write-off taken in the second quarter of 2001, gross profit dollars were $56.0 million and the gross profit margin was 17.8% for the first nine months of 2001.

Selling, general and administrative expenses ("SG&A") was $16.7 million for the third quarter of 2001 compared to $21.1 million for the third quarter of 2000. SG&A for the first nine months of 2001, without giving effect to the write-off of $1.5 million of accounts receivable, was $56.0 million compared to $57.5 million for the same period of 2000. The decreases in SG&A for the third quarter and first nine months of 2001, compared to the 2000 periods, reflect the implementation of certain expense reduction programs, including workforce and salary reductions, all of which began during the second quarter of 2001. The decreases also reflect a reduction in variable expenses associated with the decline in gross profit dollars. After giving effect to the write-off of certain accounts receivable taken in the second quarter of 2001, SG&A was $57.5 million for the first nine months of 2001.

SG&A as percentage of net sales was 18.8% for the third quarter of 2001 compared to 13.9% for the same period of 2000. Without giving effect to the write-off of accounts receivable taken in the second quarter of 2001, SG&A as a percentage of net sales was 17.8% for the first nine months of 2001 compared to 15.0% for the first nine months of 2000. The increases in SG&A as a percentage of net sales reflect the significant declines in sales, slightly offset by the decreases in SG&A discussed above. After taking into account the write-off of accounts receivable taken in the second quarter of 2001, SG&A as a percentage of net sales for the first nine months of 2001 was 18.3%.

Income from continuing operations was $1.2 million for the third quarter of 2001 compared to $10.6 million for the third quarter of 2000. Excluding the non-cash charges for inventory write-offs, accounts receivable write-offs and a $450,000 write-off of goodwill all taken in the second quarter of 2001, income from continuing operations was $6.0 million for the first nine months of 2001 compared to $21.2 million for the first nine months of 2000. The decreases in income from continuing operations for the third quarter and first nine months of 2001 (excluding the non-cash charges in the nine-month period), compared to the same periods of 2000, were primarily attributable to decreases in sales and gross profit dollars which were partially offset by the decreases in SG&A described above. After giving effect to the non-cash charges taken in the second quarter of 2001, the Company had a loss from continuing operations of $(1.9) million for the nine months ended September 30, 2001 compared to $21.2 million of income from continuing operations for the same period of 2000.

Interest expense decreased to $1.9 million for the third quarter of 2001 compared to $2.2 million for the same period of 2000. The decrease in interest expense resulted from a decrease in our average borrowings, as well as a decrease in overall interest rates which more than offset the impact from the increase in our interest rate margins discussed below. Interest expense increased to $7.0 million for the first nine months of 2001 compared to $5.7 million for the first nine months of 2000. The increase in interest expense for the nine months ended September 30, 2001 resulted from the growth in our average borrowings during the first half of 2001 caused by the increases in inventory and accounts receivable as well as the expansion of our infrastructure which began during the second half of 2000 and continued into early 2001, all to support higher levels of sales experienced during the second half of 2000 and the anticipation of higher sales levels continuing through 2001. Effective August 14, 2001, the interest rate margins under the Company's line of credit agreement increased. The impact from the growth in average borrowings and the increase in the Company's interest rate margins during the first nine months of 2001 was partially offset by a decrease in overall interest rates.

Due to the overall weakness in the economy, the negative impact of the broad-based industry slowdown and other factors, Aved Display Technologies ("ADT") and Integrated Display Technologies ("IDT") did not generate the cash flows anticipated. As a result, during the second quarter of 2001, management decided to discontinue these divisions. The loss on disposal of $15.1 million on a pretax basis includes the estimated costs and expenses associated with the disposal of $14.9 million primarily made up of the write-off of $4.5 million of inventory and $8.6 million of accounts receivable. In addition, the loss on disposal includes a provision of $112,000 on a pretax basis for operating losses during the phase-out period, which continued for approximately two months.

The Company had a net loss for the quarter ended September 30, 2001 of $(381,000), or $(.10) per share (diluted), compared to net income of $4.7 million, or $1.10 per share (diluted), for the quarter ended September 30, 2000. After giving effect to the non-cash charges and the loss from discontinued operations discussed above, the Company had a net loss of $(13.7) million, or $(3.55) per share (diluted), for the first nine months of 2001, compared to net income of $8.9 million, or $2.15 per share (diluted), for the comparable 2000 period.